Mail Stop 3561

September 25, 2008

Ms. Sandra A. Knell
  Chief Financial Officer
THE COAST DISTRIBUTION SYSTEM, INC.
350 Woodview Avenue
Morgan Hill, California 95037

      Re: The Coast Distribution System, Inc.
             Form 10-K for the year ended December 31, 2007
             File No. 1-09511

Dear Ms. Knell:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief